Annual Report

Cover Page

Name of issuer:

The OmniPad Company, LLC

Legal status of issuer:

Form: Limited Liability Company
Jurisdiction of Incorporation/Organization: FL
Date of organization: 1/30/2017

Physical address of issuer:

1415 East Piedmont Drive
Suite 5
Tallahassee FL 32308

Website of issuer:

http://www.OmniPad.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$158,862.00	$0.00
Cash & Cash Equivalents:	$359.00	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$57,735.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($517,152.00)	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

The OmniPad Company, LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Neil Epstein	CEO / Manager	The OmniPad Company	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Neil Epstein	President	2017
Neil Epstein	CEO	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Neil Epstein	4590000.0 Class A & B Membership Units	51.0

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Safe Harbor Statement

The statements presented in this Regulation Crowd Funding Offering may contain forward-looking statements. These statements may relate to future events, future financial performance, and the proposed success of the dynamics, functionality, and awe-inspiring sales of the OMNIPAD. However, any statements that are not statements of historical fact - including without limitation statements to the effect that the Company or its management "believes", "expects", "anticipates", "plans", "genuinely foresees awe-inspiring projected sales" (and similar expressions) - should be considered forward looking statements. In the name of full transparency, there are a number of factors that could cause the OmniPad Company's actual results to differ materially from those indicated by the forward looking statements. The OmniPad Company, LLC disclaims any obligation to update any forward looking statement.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

The company is going to need more money. The company might not sell enough Class C Membership Interests in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Class C Membership Interests we are offering now, the company will need to raise more funds in the future, and if it can't get them, we may fail or we may be acquired by another company. Such as acquisition may or may not be sufficient to provide a return to investors. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less than your investment, because later investors might get better terms.

We have not yet generated any revenues. We are still in the development stage of our company's life cycle. We have an idea, have begun engineering the product, and secured patents to protect the idea, but we have not yet made any money from that idea. We do not know when we will begin generating revenues, or if we will ever do so. Investing in the company at this stage means you believe we have a great idea and are the right people to implement that idea over the long term.

The reviewing CPA has issued included a "going concern" note in the reviewed financials. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

The company is controlled by its sole officer and manager. Neil currently holds the majority of the company's voting securities, and at the conclusion of this offering will continue to hold a majority of the company's voting securities. Investors in this offering will not have any voting rights, as the Class C Membership Interests sold in this Offering are not voting interests.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. Also, development of our product will require engineers who specialize in the technologies used in our product. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Our company is not yet fully operational. While we have substantially completed the design of our product, additional research and development must be completed, in addition to setting up manufacturing, testing, marketing, and distribution. We do not currently have adequate funding to complete the above. If we are unable to raise adequate funds, it will not be possible for us to launch our product or sustain ourselves as a business. The notes to our financial statements note that our company will be unable to operate as a going concern if adequate funds are not raised.

We are not alone in the market. While we believe that our product is superior to our competitors', we will be competing against companies with greater funding and existing products already in the marketplace. We believe that our product is the only circular tread-driven omnidirectional treadmill in existence, and that there will be sufficient demand from consumers to allow our business to succeed, however, our success depends on our ability to spread awareness of our product and differentiate it from that of our competitors.

One of our major market segments will rely on use of existing and future VR products. While VR technology and popularity has been increasing, part of our business model depends on the continued success and popularity of VR. Additionally, If the creators of these products decide to put in measures to prevent our product from working with these environments or peripherals, our market size will be decreased. While we intend on taking advantage of opportunities in the consumer VR market, we believe our product has strong opportunities that do not rely on existing VR environments.

The possibility that, in the early stages of production, the market share of the OmniPad may be limited to the industrial, commercial, and military training simulator markets due to an elevated price point of the initial runs of the product; meaning that the general consumer marketplace may not initially make up the big market share of the OmniPad for the first couple versions of manufacturing. The company plans to reinvest proceeds derived from sales of the first versions of the OmniPad into streamlining the manufacturing processes, distribution channels, and volume-based purchasing of OmniPad components, further refining and economizing the development process until consumers of all ages will be able to partake in OmniPad virtual reality.

We currently rely on one product, the OmniPad. We are devoting all of our company's effort to making the OmniPad a success, and we believe that we can design, manufacture, market, and sell our product, however, we do not have any additional products to rely upon at this time.

Our business plan relies on our intellectual property. We have been awarded a patent addressing the core OmniPad design, and we have filed two additional provisional patents, which we plan to have filed as full utility patents in the early Fall of 2018. In order for these patents to protect our inventions, we may need to devote resources and funds to prevent the infringement and enforce our patents. Additionally, if we are unable to successfully defend those patents, other companies may be able to produce the same or similar products, which would be detrimental to our business.

You cannot easily resell the securities. There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. Most companies do not ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

You will need to keep records of your investment for tax purposes. As with all investments in securities, if you sell the Class C Membership Interests, or any securities into which the Class C Membership Interests convert at a profit, you will probably need to pay tax on the long- or short-term capital gains that you realize. If you do not have a regular brokerage account, or your regular broker will not hold the Class C Membership Interests for you (and many brokers refuse to hold Regulation CF securities for their customers) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of the Class C Membership Interests you sell.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class C Membership Units	1,000,000	100,000	No
Class B Membership Units	7,000,000	7,000,000	Yes
Class A Membership Units	2,000,000	2,000,000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

None

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
	Regulation Crowdfunding	Priced Round	$17,361	General operations
12/2017	Other	Class A & B Membership Units	$618,279	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

The OmniPad is a continuous revolving circular tread-driven omnidirectional treadmill that operates like a conventional treadmill, with the added advantage of allowing the user to naturally walk, run, or jog in any direction. We have a patent on the treadmill design and two new provisional patents.

To create a worldwide virtual reality community to be joined by people of all ages, and by industry professionals who will benefit by being able to naturally walk or run inside of magnificent virtual environments for exercise, VR gaming, eSports and sports training, architectural visualization, cardiovascular rehabilitation, educational and museum VR environments, virtual shopping malls, and much more!

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

The OmniPad Company, LLC was incorporated in the State of Florida in January 2017.

Since then, we have:

- World's first circular revolving-tread omnidirectional treadmill.
- Patented design for the core mechanics of the OmniPad, plus new provisional patents filed.
- Partnering with NBA, NFL, and NCAA training programs
- Customizable 360° virtual reality experiences.
- Virtual and augmented reality market estimated value at $177 billion by 2022.

Historical Results of Operations

Our company was organized in January 2017 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $0 compared to the year ended December 31, 2018, when the Company had revenues of $0. Our gross margin was % in fiscal year 2019, compared to % in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $158,862, including $359 in cash. As of December 31, 2018, the Company had $0 in total assets, including $0 in cash.
- *Net Loss.* The Company has had net losses of $517,152 and net income of $0 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $57,735 for the fiscal year ended December 31, 2019 and $0 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $618,279 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 3 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 3 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

The OmniPad Company, LLC cash in hand is $450, as of April 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $10,000/month, for an average burn rate of $10,000 per month. Our intent is to be profitable in 10 months.

There have been no transactions since our angel funding had run out at the end of 2017. However, we are prepared to get back on track to complete the manufacture of the OmniPad; with a significant repertoire of intellectual property, affirmative engineering feasibility evidence of functionality, and the purchase of parts, molds, and tooling required to complete the OmniPad.

At this time, there are no other sources committed. However, as the Regulation Crowd Funding offering begins to develop and take hold, this will enable us to appeal to and procure other revenue sources. After the maximum crowd funding revenue goal has been reached, and we are able to complete the development of the OmniPad, our expenses will evolve and be directed toward mass-manufacturing, marketing and distribution of the OmniPad on a worldwide basis. At that point, revenues will also commence and continue to increase.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://omnipad.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Neil Epstein

Appendix E: Supporting Documents

1_-_Operating_Agreement_06_22_17.pdf